Mail Stop 4561

September 24, 2008

John Busshaus
Chief Financial Officer
Wizzard Software Corporation
5001 Baum Boulevard
Pittsburgh, PA 15213

   Re: **Wizzard Software Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed March 17, 2008
       Form 10-Q for Fiscal Quarter Ended March 31, 2008
       Filed May 9, 2008
       Form 10-Q for Fiscal Quarter Ended June 30, 2008
       Filed August 11, 2008
       File No. 001-33935

Dear Mr. Busshaus:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Mark Kronforst
            Accounting Branch Chief